Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

August 8, 2012 and the Prospectus dated January 4, 2011

Registration No. 333-171526

August 8, 2012

CCO HOLDINGS, LLC

CCO HOLDINGS CAPITAL CORP.

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Aggregate Principal Amount:	$1,250,000,000

Title of Securities:	5.250% Senior Notes due 2022

Final Maturity Date:	September 30, 2022

Issue Price:	99.026%, plus accrued interest, if any

Coupon:	5.250%

Yield to Maturity:	5.375%

Interest Payment Dates:	March 30 and September 30

Record Dates:	March 15 and September 15

First Interest Payment Date:	March 30, 2013

Gross Proceeds:	$1,237,825,000

Underwriting Discount:	1.200%

Net Proceeds to the Issuers before Estimated Expenses:	$1,222,825,000

Optional Redemption:	Except as described below, the Notes are not redeemable before September 30, 2017. On or after September 30, 2017, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount of Notes) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on September 30 of the years indicated below:

	Year	Percentage

	2017	102.625%

	2018	101.750%

	2019	100.875%

	2020 and thereafter	100.000%

	At any time and from time to time prior to September 30, 2017, the Issuers may also redeem the outstanding Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on such Notes to the redemption date, plus the Make-Whole Premium.

Optional Redemption with Equity Proceeds:	At any time prior to September 30, 2015, the Issuers may, on any one or more occasions, redeem up to 35% of the Notes at a redemption price equal to 105.250% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings.

Change of Control:	101%

Underwriters:

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

UBS Securities LLC

Deutsche Bank Securities Inc.

Barclays Capital Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Goldman, Sachs & Co.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Morgan Joseph TriArtisan LLC

Use of Proceeds:	We intend to use the proceeds of this offering (i) for general corporate purposes, including repaying amounts outstanding under the Charter Operating revolving credit facility, (ii) to pay fees and expenses related to this offering and (iii) to fund the redemption of the CCH II 13.5% senior notes due 2016 on or before November 30, 2012.

Trade Date:	August 8, 2012

Settlement Date:	August 22, 2012 (T+10)

Distribution:	SEC Registered (Registration No. 333-171526)

CUSIP/ISIN Numbers:	CUSIP: 1248EP AY9 ISIN: US1248EPAY96

Listing:	None

Other changes to the Preliminary Prospectus Supplement

Capitalization

As a result of the foregoing changes from the information in the Preliminary Prospectus Supplement, the principal amount of CCO Holdings, LLC’s indebtedness (on an unconsolidated basis) would have been $250.0 million higher on a Pro Forma and Pro Forma As Adjusted basis as of June 30, 2012 from the information in the Preliminary Prospectus Supplement, Charter Communication Inc.’s consolidated cash and cash equivalents would have been approximately $235 million higher on a Pro Forma basis from the information in the Preliminary Prospectus Supplement as of such date and Charter Communication Operating, LLC’s indebtedness would have been approximately $235 million lower from the information in the Preliminary Prospectus Supplement on a Pro Forma As Adjusted basis as of such date.

The Issuers and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuers and the guarantor have filed with the SEC for more complete information about the Issuers, the guarantor and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov.